

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via U.S. Mail
Stewart E. Irvine
President and Chief Executive Officer
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

> **Re: Imogo Mobile Technologies Corp**
> **Item 4.01 Form 8-K**
> **Filed October 8, 2013**
> **Response dated February 19, 2014**
> **File No. 000-51976**

Dear Mr. Irvine:

We have reviewed your response dated February 19, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K, filed October 8, 2013

1. Your response to comments 2, 3, and 4 from our comment letter dated October 10, 2013 indicates that you will submit an amended Form 8-K in response to those comments. However, to date you have neither filed nor advised us when you intend to file your amended Form 8-K. Please tell us specifically when you will file your Form 8-K amendment to comply with our comments. If you will not file the amendment within the next few days, please explain in your response why the amendment is delayed.

2. Your response to comment 5 from our comment letter dated October 10, 2013 does not provide all of the information requested in our prior comment; therefore, we reissue our comment as follows. Please tell us when you first requested this letter from Stan J.H. Lee, CPA, and briefly describe to us any subsequent communications you have had with Stan J.H. Lee, CPA concerning this letter. Based on your communications, tell us whether you expect to receive this letter from Stan J.H. Lee, CPA. If you do not expect to receive the letter, please clearly state this within your Form 8-K. We may have further comments depending on your response.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief